UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY | MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantitative Brokers, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

489 5th Avenue, 23 Fl
(No. and Street)

New York | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, middle name)

125 E Lake Street, Ste 303 | Bloomingdale | IL | 60108
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Christian Hauff _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantitative Brokers, LLC and Subsidiary _____, as of December 31 _____, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



SAMUIL KESLER
Notary Public - State of New York
NO. 01KE6289097
Qualified in Kings County
My Commission Expires Sep 23, 2017

Notary Public

CEO

Signature

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2016

Quantitative Brokers, LLC and Subsidiaries

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Quantitative Brokers, LLC

We have audited the accompanying statement of financial condition of Quantitative Brokers, LLC (the "Company") as of December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quantitative Brokers, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2017

1

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2016		
Assets		
Cash	$	4,123,005
Accounts receivable		1,418,654
Property and equipment, net		470,611
Restricted Cash		129,872
Security Deposits		60,191
Prepaid Expenses & Other assets		249,119
Total assets	$	6,451,452
Liabilities and members' equity		
Liabilities		
Accounts payable	$	231,690
Payroll liabilities		1,678,551
Taxes payable		205,863
Other accrued expenses and liabilities		203,709
Total liabilities		2,319,813
Members' equity		
Members' equity		4,131,639
Total members' equity		4,131,639
Total liabilities and members' equity	$	6,451,452

See accompanying notes to financial statements.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of "Quantitative Brokers, LLC" and its wholly owned subsidiaries, "Quantitative Brokers UK Limited" ("QB UK") and "Quantitative Brokers Software India Private Limited" ("QB India"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US government securities transactions. The Company's customers are located primarily in North America, the United Kingdom and Europe.

Quantitative Brokers UK Limited, is based in the United Kingdom as a Sales/support office for non-US clients.

Quantitative Brokers Software India Private Limited, is based in India as a Development office.

Restricted Cash

Restricted cash represents a compensating cash deposit with a financial institution (HSBC bank) for a standby letter of credit issued as a guarantee in connection with the Company's lease agreement.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for Federal and State income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

The Company records a provision for New York City Unincorporated Business Tax. The financial statements include a provision of approximately $215,000 for 2016.

The Company's wholly owned subsidiary is subject to United Kingdom corporate income tax. The financial statements include a provision of approximately $23,000 for 2016.

The Company's wholly owned subsidiary is subject to India corporate income tax. The financial statements include a provision of approximately $12,000 for 2016.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013.

Revenue Recognition

The company generates commission income from providing execution services. Commission income and related expenses are recognized when earned or incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or $6^{2/3}$ % of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Under these provisions, the Company is required to maintain minimum net capital as defined of the higher of $45,000 or $3,000 per Associated Person or $6,000 per branch office. At December 31, 2016 the Company has 9 APs and 1 branch offices, including the home office.

At December 31, 2016, the Company had a net capital requirement of approximately $66,000 and the Company's adjusted net capital under SEA Rule 15c3-1 and Regulation 1.17 was approximately $3,488,000, which exceeded the requirement by approximately $3,422,000.

Quantitative Brokers, LLC's consolidated subsidiary, QB UK, has total assets of $569,995 and member's equity of $189,698. Net current assets after consolidation are $219,199 (total assets of QB UK less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB India, has total assets of $89,008 and member's equity of $50,579. Net current assets after consolidation are $40,491 (total assets of QB India less the intercompany receivable from Quantitative Brokers, LLC).

The accounts of Quantitative Brokers, LLC's consolidated subsidiary are not included in Quantitative Brokers, LLC's computation of net capital as the assets of the consolidated subsidiaries are not readily available for protection of Quantitative Brokers, LLC's counterparties and other creditors, and the liabilities of the consolidated subsidiary are not guaranteed by Quantitative Brokers, LLC.

3. Operating Lease Commitment

The Company leases its office facilities under a non-cancelable operating lease expiring June 29, 2019. The lease calls for minimum lease payments and established increases based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2016:

Year	Amount
2017	299,280
2018	306,762
2019	157,216
Total	$ 763,258

The lease requires the Company to maintain a security deposit of approximately $50,000

The Company also leases office facilities under a non-cancelable operating lease expiring June 30, 2020. The lease calls for minimum lease payments and established increases based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2016:

Year	Amount
2017	170,932
2018	175,632
2019	180,462
2020	91,878
Total	$ 618,904

The lease requires the Company to maintain a Letter of Credit / security deposit of $129,352.

The above-mentioned lease expiring on June 30, 2020 has been assigned via a non-cancelable sublease agreement. The total amount of minimum rentals to be received in the future under non-cancelable sublease is $522,094.

Year	Amount
2017	144,000
2018	147,960
2019	152,029
2020	78,105
Total	$ 522,094

Rental expense charged to operations for the year ended December 31, 2016 was approximately $254,000.

4. Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Furniture and equipment at December 31, 2016 consists of following:

Appliances	657
Computer Equipment	278,734
Furniture	30,684
Software	356,974
	667,048
Less Accumulated Depreciation	-196,437
	470,612

Depreciation expense for the year ended December 31, 2016 was $94,561.

5. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2017. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.